

10035005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

SEC FILE NUMBER
8- 67799

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/08 (MM/DD/YY) AND ENDING 09/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aberdeen Fund Distributors, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1735 Market Street, 32nd Floor
(No. and Street)

Philadelphia (City) PA (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1601 Market Street (Address), Philadelphia (City), PA (State) 19103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 15 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James McDermott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aberdeen Fund Distributors LLC, as of September 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


NOTARIAL SEAL
GINA MARIE OBER
Notary Public
PHILADELPHIA CITY, PHILADELPHIA CNTY
My Commission Expires Nov 15, 2012

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


KPMG

ABERDEEN ASSET MANAGEMENT INC. AND SUBSIDIARIES

Consolidated Financial Statements

September 30, 2009 and 2008

(With Independent Auditors' Report Thereon)

ABERDEEN ASSET MANAGEMENT INC.
AND SUBSIDIARIES

Table of Contents



KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Independent Auditors' Report

The Board of Directors
Aberdeen Asset Management Inc.:

We have audited the accompanying consolidated balance sheets of Aberdeen Asset Management Inc. and subsidiaries (the Company) as of September 30, 2009 and 2008, and the related consolidated statements of operations, stockholder's equity (deficit), and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Aberdeen Asset Management Inc. and subsidiaries as of September 30, 2009 and 2008, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

December 29, 2009

ABERDEEN ASSET MANAGEMENT INC.
AND SUBSIDIARIES

Consolidated Balance Sheets

September 30, 2009 and 2008

Assets		2009	2008
Cash and cash equivalents	$	3,778,486	1,740,959
Accounts receivable		10,259,885	8,724,402
Unbilled receivables		24,454,568	26,827,686
Receivables from affiliates		1,289,029	1,363,433
Prepaid expenses		1,428,635	3,795,784
Prepaid deferred share awards		8,090,250	15,727,124
Furniture, equipment, and leasehold improvements, net		7,956,690	5,594,356
Intangible assets, net		15,239,531	87,945,777
Goodwill		23,880,008	23,880,008
Total assets	$	96,377,082	175,599,529
Liabilities and Stockholder's Equity (Deficit)			
Line of credit through Parent	$	2,585,414	1,980,112
Accounts payable and accrued expenses		24,011,314	35,778,754
Long-term incentive plan through Parent		—	710,269
Payable to Parent		12,676,133	62,104,914
Payable to affiliates		209,919	872,976
Note payable to Parent		60,000,000	60,000,000
Deferred income taxes		2,076,226	1,423,113
Total liabilities		101,559,006	162,870,138
Commitments and contingencies (notes 8 and 12)			
Stockholder's equity (deficit):			
Common stock, $1 par value. Authorized 1,001,100 shares; issued and outstanding 1,000,100 shares		1,000,100	1,000,100
Additional paid-in capital		201,726,100	101,726,100
Accumulated deficit		(207,908,124)	(89,996,809)
Total stockholder's equity (deficit)		(5,181,924)	12,729,391
Total liabilities and stockholder's equity (deficit)	$	96,377,082	175,599,529

See accompanying notes to consolidated financial statements.

ABERDEEN ASSET MANAGEMENT INC.
AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended September 30, 2009 and 2008

	2009	2008
Revenues:		
Investment management and advisory fees	$ 70,230,983	110,304,798
Fund administration fees	6,593,409	6,805,513
Interest income	—	214,033
Total revenues	76,824,392	117,324,344
Expenses:		
Salaries and benefits	52,712,919	62,263,411
Long-term incentive plan with Parent	(710,269)	9,094,573
Fees paid to affiliated companies	7,394,208	22,000,000
Third-party administrative fees	17,944,767	18,801,153
General and administrative and other costs	11,387,135	11,847,353
Information systems and technology	7,156,237	5,830,305
Marketing and product development	1,198,119	1,070,337
Depreciation	1,209,002	1,188,836
Amortization of intangible assets	14,036,599	14,206,754
Intangible assets impairment charge	58,669,647	—
Interest expense	4,596,848	5,937,425
Loss on disposal of fixed assets	4,107,157	—
Loss (gain) on foreign currency transactions	13,784,273	(1,520,135)
Total expenses	193,486,642	150,720,012
Loss before income taxes	(116,662,250)	(33,395,668)
Income taxes	1,249,065	653,113
Net loss	$ (117,911,315)	(34,048,781)

See accompanying notes to consolidated financial statements.

ABERDEEN ASSET MANAGEMENT INC.
AND SUBSIDIARIES

Consolidated Statements of Stockholder's Equity (Deficit)

Years ended September 30, 2009 and 2008

		Common stock	Additional paid-in capital	Accumulated deficit	Total
Balance, September 30, 2007	$	1,000,100	43,385,714	(55,948,028)	(11,562,214)
Capital contribution from Parent		—	60,000,000	—	60,000,000
Deemed distribution to Parent		—	(1,659,614)	—	(1,659,614)
Net loss		—	—	(34,048,781)	(34,048,781)
Balance, September 30, 2008		1,000,100	101,726,100	(89,996,809)	12,729,391
Capital contribution from Parent		—	100,000,000	—	100,000,000
Net loss		—	—	(117,911,315)	(117,911,315)
Balance, September 30, 2009	$	1,000,100	201,726,100	(207,908,124)	(5,181,924)

See accompanying notes to consolidated financial statements.

ABERDEEN ASSET MANAGEMENT INC.
AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended September 30, 2009 and 2008

	2009	2008
Cash flows from operating activities:		
Net loss	$ (117,911,315)	(34,048,781)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization	14,036,599	14,206,754
Depreciation	1,209,002	1,188,836
Intangible assets impairment charge	58,669,647	—
Loss on disposal of fixed assets	4,107,157	—
Noncash charge for deferred share awards	7,636,874	7,183,641
Noncash (benefit) charge for long-term incentive plan with Parent	(710,269)	9,094,573
Deferred tax provision	653,113	653,113
Decrease (increase) in receivables	837,635	(8,327,268)
Decrease (increase) in receivables from affiliates	74,404	(1,363,433)
Decrease (increase) in prepaid expenses	2,367,149	(534,633)
(Decrease) increase in accounts payable and accrued expenses	(11,767,440)	469,725
(Decrease) increase in payable to affiliates	(663,057)	565,493
Net cash used in operating activities	(41,460,501)	(10,911,980)
Cash flows from investing activities:		
Purchases of furniture, equipment, and leasehold improvements	(7,678,493)	(450,825)
Payment for business acquisition	—	(34,640,976)
Net cash used in investing activities	(7,678,493)	(35,091,801)
Cash flows from financing activities:		
Borrowings (repayments) under line of credit through Parent	605,302	(149,211)
Borrowings from Parent	50,571,219	32,956,213
Net cash provided by financing activities	51,176,521	32,807,002
Net increase (decrease) in cash and cash equivalents	2,037,527	(13,196,779)
Cash and cash equivalents at beginning of year	1,740,959	14,937,738
Cash and cash equivalents at end of year	$ 3,778,486	1,740,959
Supplemental cash flow disclosures:		
Cash paid for interest expense	$ 1,988,778	1,400,548
Cash paid for income taxes	1,001,255	—
Cash received from income tax refund	—	213,953
Noncash financing activity:		
Deemed distribution from Parent	—	(1,659,614)
Capital contribution from Parent	100,000,000	60,000,000
Prepaid deferred share awards charge through intercompany account	—	24,570,379

See accompanying notes to consolidated financial statements.

(1) Company Overview

Aberdeen Asset Management Inc. (the Company) is a wholly owned subsidiary of Aberdeen Asset Management PLC (the Parent), which is listed on the London Stock Exchange in the United Kingdom. The Company is registered with the Securities and Exchange Commission as an investment advisor pursuant to the Investment Advisors Act of 1940.

The Company provides diversified investment advisory services to both institutional and individual investors. The Company manages money for various corporate pension funds, foundations, endowments, and high-net-worth individuals.

The Parent has committed to continue to provide funding to the Company and not to require repayment of the note payable to Parent through December 2010. Management believes that this funding commitment, along with available cash on hand, will allow the Company to meet its operating cash requirements through December 2010. Accordingly, the accompanying consolidated financial statements have been prepared on a going concern basis.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The presentation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Aberdeen Fund Distributors LLC, Aberdeen US Finance Limited, Aberdeen US Holdings Limited, Aberdeen US LLC, and Aberdeen Claims Administration, Inc. All intercompany transactions and accounts have been eliminated in consolidation.

(c) Cash and Cash Equivalents

The Company considers all debt instruments purchased with an original maturity date of three months or less to be cash equivalents. There were no cash equivalents at September 30, 2009 and 2008.

(d) Furniture, Equipment, and Leasehold Improvements

Furniture and equipment are recorded at cost and are depreciated using the straight-line method over the estimated useful lives. Leasehold improvements are recorded at cost and amortized using the straight-line method over the estimated useful lives or the respective lease terms, whichever is shorter.

(Continued)

(e) *Goodwill and Intangible Assets*

Goodwill represents the excess costs over fair value of the net assets of businesses acquired. Goodwill acquired in a purchase business combination and determined to have an indefinite useful life is not amortized, but instead is tested for impairment at least annually. An impairment loss is recognized to the extent that the carrying amount of a reporting unit exceeds the reporting unit's fair value. The Company has one reporting unit and management performed its annual impairment test of goodwill as of September 30, 2009 and 2008 to evaluate the fair value of the reporting unit and there was no impairment of goodwill.

Intangible assets with finite useful lives are amortized over the respective period, and reviewed for impairment. See note 2(f) for further discussion of impairment testing.

(f) *Impairment of Long-Lived Assets*

Long-lived assets, such as furniture, equipment, and leasehold improvements and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, then an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. As discussed in note 5, the Company recognized an impairment loss of $58,669,647 during the year ended September 30, 2009. No impairment loss was recognized during the year ended September 30, 2008.

(g) *Income Taxes*

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and the respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

(h) *Revenue and Cost Recognition*

Investment advisory fees are based on a percentage of net assets under management of the underlying investment portfolios, pursuant to contract terms. Certain investment advisory contracts provide for a performance fee that is calculated as a percentage of investment results in excess of a stated benchmark over a specified period. Investment-related performance fees are recorded as revenue when earned at the end of the measurement period. Investment management and advisory fees, fund administration, and other revenues are recognized as contractual obligations are fulfilled or as services are provided.

(Continued)

(i) Foreign Currencies

The functional currency of the Company is the U.S. dollar. Transactions involving currencies other than the U.S. dollar are recorded at the rate of exchange existing at the date of the transaction. Monetary assets and liabilities expressed in currencies other than the U.S. dollars are converted at the rate of exchange as of the balance sheet date. Nonmonetary assets and liabilities expressed in currencies other than the U.S. dollar are converted at the rate of exchange as of the date of the originating transactions. Foreign currency adjustments are recorded in the consolidated statements of operations.

(j) Stock-Based Compensation

The Company follows Accounting Standards Codification (ASC) Topic 718, *Stock Compensation*, formerly SFAS No. 123(R), *Share-Based Payment*, to account for stock-based compensation.

(k) Subsequent Events

The Company has evaluated the need for disclosures and/ or adjustments resulting from subsequent events through December 29, 2009, the date the financial statements were available to be issued. This evaluation did not result in any subsequent events that necessitated disclosures and/ or adjustments.

(3) Business Acquisition

Effective October 1, 2007, the Company acquired the U.S. equity management business Nationwide Financial Services, Inc., which was located in West Conshohocken, Pennsylvania. The acquired business include a broad cross-section of U.S. equity strategies in subadvisory mandates for 30 mutual funds and variable insurance trusts. The results of the acquired business have been included in the Company's consolidated financial statements since the acquisition date. The aggregate purchase price of $34,640,976, including transaction expenses of $2,628,477, was paid in cash at closing.

The following table summarizes the allocation of the purchase price based on management's estimate of the fair value of assets acquired as of October 1, 2007:

Intangible assets - investment contracts	$	24,200,000
Goodwill		8,523,403
Property and equipment		1,917,573
	$	34,640,976

The above fair value allocation has been completed by management based on all information available as of this time and includes the use of an outside third-party valuation firm. The acquired identifiable intangible assets, all of which are being amortized, have an average weighted useful life of approximately seven years. All of the acquired goodwill is deductible for income tax purposes.

(Continued)

(4) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements consist of the following:

	September 30	
	2009	2008
Leasehold improvements	$ 5,203,952	5,575,954
Furniture and office equipment	4,307,794	2,420,023
	9,511,746	7,995,977
Less accumulated depreciation and amortization	(1,555,056)	(2,401,621)
	$ 7,956,690	5,594,356

During the year ended September 30, 2009, the Company consolidated its two local offices into newly renovated office space in Philadelphia (note 8). As a result of the consolidation, furniture, equipment, and leasehold improvements with a net book value of $4,107,157 were disposed without any cash consideration. Leasehold improvements of $7,614,840 were made to the renovated lease space. These assets are being amortized over the lesser of the estimated useful life or the lease term of 10 years.

Depreciable lives of fixed assets are as follows:

Leasehold improvements	10 years
Office equipment	3 years
Furniture	5 years

Depreciation expense related to furniture, equipment, and leasehold improvements for the years ended September 30, 2009 and 2008 was $1,209,002 and $1,188,836, respectively.

(5) Goodwill and Other Intangible Assets

(a) Goodwill

Goodwill of $23,880,008 as of September 30, 2009 and 2008 relates to two acquisitions previously completed. In the year ended September 30, 2008 goodwill increased by $8,523,403 as a result of the business acquisition discussed in note 3.

(Continued)

(b) Other Intangible Assets

Intangible assets consist of the following as of September 30, 2009 and 2008:

	Useful life	September 30 2009	2008
Investment management contracts	2 – 10 years	$ 119,339,968	119,339,968
Information systems and software	3 years	655,424	655,424
		119,995,392	119,995,392
Less accumulated amortization		(104,755,861)	(32,049,615)
		$ 15,239,531	87,945,777

For purposes of recognition and measurement of an impairment loss, long-lived assets such as amortizable intangible assets are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Management evaluated various factors and determined that there are two asset groups—fixed income and equities investment management.

During 2009, difficult financial markets and underperformance of managed investments led to declining assets under management and a corresponding decline in investment management and advisory fee revenue, particularly for fixed income investments. As a result, the Company lowered its earnings forecast for the remaining estimated life of the fixed income investment management contracts, thereby decreasing the estimated future cash flows associated with this intangible asset group. The carrying amount of the fixed income investment management contracts exceeded the undiscounted cash flows that the assets are expected to generate. Accordingly, the fair value of the asset was determined based on a discounted cash flow analysis and then compared to the carrying value of the intangible asset, and an intangible asset impairment charge of $58,669,647 was recorded for the year ended September 30, 2009.

Amortization expense, excluding the impairment charge, for the years ended September 30, 2009 and 2008 was $14,036,599 and $14,206,754, respectively. Estimated amortization expense for the next five years is as follows:

Year ending September 30:	
2010	$ 3,511,071
2011	3,511,071
2012	3,511,071
2013	1,591,071
2014	1,591,071

(6) Note Payable to Parent

The Company entered into a $60,000,000 note payable agreement with the Parent on December 1, 2005 for the purpose of funding a prior business acquisition. The loan bears interest at a current interest rate of 5.76% and the interest is accrued and added to the balance of the loan outstanding. The Company may elect to prepay all or part of the loan at any time. The Company has incurred $12,987,748 of interest charges from the Parent, which represented interest on the note for the period from December 1, 2005 through September 30, 2009. The agreement stipulates that the Parent may call the outstanding balance under the loan at any time. Management of the Parent has represented that they have not requested repayment of the loan as of September 30, 2009 and will not request such repayment within the period through December 2010.

(7) Income Taxes

Income taxes consist of the following for the years ended September 30, 2009 and 2008:

		September 30	
		2009	**2008**
Current:			
Federal	$	—	—
State		595,952	—
		595,952	—
Deferred:			
Federal		495,348	495,348
State		157,765	157,765
		653,113	653,113
Total	$	1,249,065	653,113

The primary difference between the statutory federal income tax rate and the Company's effective income tax rate is the impact of recording a valuation allowance against the tax benefit from the pretax loss due to the uncertainty surrounding the realizability of such related deferred tax asset and the deferred tax expense relating to goodwill amortization for tax purposes, but not for financial reporting purposes. The state tax expense for the year ended September 30, 2009 relates to taxes due from adjustment upon audit of a previously filed return.

The tax-effected temporary differences that give rise to deferred income taxes are as follows:

		September 30	
		2009	**2008**
Deferred tax assets:			
Net operating loss carryforwards	$	43,519,154	18,535,476
Basis difference in intangible assets		31,544,678	4,996,100
Accrued/deferred compensation		8,511,957	3,537,004
Other		745,346	280,363
Total deferred tax assets		84,321,135	27,348,943
Valuation allowance		(84,321,135)	(27,348,943)
Net deferred tax assets		—	—
Deferred tax liabilities:			
Goodwill		(2,076,226)	(1,423,113)
Net deferred tax liabilities	$	(2,076,226)	(1,423,113)

At September 30, 2009, the Company has net operating loss carryforwards of approximately $106,000,000 for federal tax purposes which begin to expire in fiscal 2024.

Under the Tax Reform Act of 1986, the utilization of a corporation's net operating loss carryforward is limited following a change in ownership of greater than 50% within a three-year period. Due to the Parent's prior equity transactions, the Company's net operating loss carryforward may be subject to an annual limitation generally determined by multiplying the market value of the Company immediately before the ownership change of the Parent by the federal long-term tax-exempt rate. Any amount exceeding the annual limitation may be carried forward to future years for the balance of the net operating loss carryforward period.

In assessing the realizability of the deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will be realized. The ultimate realization is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company has not recognized any deferred tax assets as a result of losses it has generated in the current and prior years. The change in the valuation allowance for the year ended September 30, 2009 was $56,972,192.

ASC Topic 740 (*Income Taxes*) prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position reported or expected to be reported on a tax return. ASC Topic 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company adopted certain provisions of ASC Topic 740 which became effective for the Company on October 1, 2008. Upon adoption, and through September 30, 2009, management determined that the Company had no liability for uncertain income taxes. The Company's policy is to recognize potential accrued interest and penalties related to the liability

(Continued)

for uncertain tax benefits, if applicable, in income tax expense. The federal and state tax returns for years back to 2006 remain open to examination by the Internal Revenue Service and by state tax authorities. Net operating loss carryforwards from earlier periods also remain open to examination by taxing authorities, and will for a period postutilization.

Included in prepaid expenses in the accompanying consolidated balance sheet at September 30, 2009 and 2008 are $431,523 and $2,361,380 of prepaid taxes, respectively.

(8) Lease Commitments

The Company occupies certain office space under long-term leases. The main office space has a lease term of 10 years, subject to renewal. The Company's operating lease rental expense for the years ended September 30, 2009 and 2008 was $1,522,870 and $1,538,234, respectively. Future minimum lease payments required under noncancelable operating leases that have initial or remaining noncancelable lease terms in excess of one year as of September 30, 2009 are as follows:

Year ending September 30:		
2010	$	1,305,867
2011		1,494,643
2012		1,521,947
2013		1,515,662
2014		1,544,222
2015 – 2019		8,626,889
Total minimum lease payments required	$	16,009,230

During the year ended September 30, 2009, the Company terminated its lease for office space in Conshohocken, Pennsylvania and modified its lease in Philadelphia, Pennsylvania. As a result of moving to the new leased space, the Company incurred a lease termination fee of $923,575 for the Conshohocken facility. This amount is included in general and administrative and other costs in the accompanying consolidated statement of operations for the year ended September 30, 2009. Included in the modified lease office space was a rent holiday and leasehold improvement incentives of $1,537,392. The leasehold incentives have been recorded as leasehold improvements and deferred rent credit, and will be amortized on a straight-line basis over the lease term.

The Company leases copiers and other office equipment under long-term leases. The Company's operating lease expense for the equipment for the years ended September 30, 2009 and 2008 was $115,455 and $112,212, respectively. Future minimum payments required under noncancelable operating leases that have initial or remaining noncancelable lease terms in excess of one year as of September 30, 2009 are $80,493 and $63,960 for the years ending September 30, 2010 and 2011, respectively.

(9) Stock-Based Compensation

(a) Long-Term Incentive Plan

Several employees of the Company participated in a long-term incentive plan (the LTIP) that was sponsored by the Parent. The LTIP was administered by an independent professional trustee and awards under the plan consisted of a specified number of shares of the Parent's stock. The acquisition of shares by a participant at the time the award was made was conditional during the relevant measurement period. The participant did not have absolute ownership of any of the shares for which an award had been made and the shares did not vest until the end of the relevant measurement period, and the participant only acquired absolute ownership of any shares to the extent that the performance targets had been satisfied. The performance target that determined the extent to which any award vests was based on the increase in the earnings per share of the Parent over the relevant measurement period being greater than the average movement in the stock markets in which the funds managed by the Parent were invested.

To the extent that the award had not vested, shares were reacquired from the relevant participants by the trustee for nominal consideration. In addition to the performance condition noted above, no awards vested unless, in the opinion of the remuneration committee of the Parent, the underlying financial performance of the Parent had been satisfactory over the relevant measurement period. The length of the measurement period for any award was three years.

Under the provisions of ASC Topic 718 (*Stock Compensation*), the performance vesting provisions of the awards constituted an other condition and, as a result, these awards to the employees of the Company under the Parent's LTIP were accounted for as a liability-classified award and the expense recognition was based on a variable accounting method whereby the cumulative expense amount was adjusted at each reporting period based upon the current trading price of the Parent's common stock. A total of 147,700 awards were granted to employees of the Company and met their performance vesting provisions, and they were settled at a price of £1.00 and an exchange rate of 1.494 for a total consideration of $220,580 on December 16, 2008.

As of September 30, 2009, 470,844 awards were outstanding but did not vest as the Parent's target performance had not been met. Accordingly, as of September 30, 2009, no liability was recognized for the awards. The Company recorded a benefit of $710,269 and expense of $9,094,573 for the years ended September 30, 2009 and 2008, respectively, related to the LTIP.

(b) Deferred Share Awards

During the years ended September 30, 2009 and 2008, certain employees of the Company were granted an aggregate of 12,692,700 and 6,546,029 shares, respectively, of the Parent's stock under a deferred share awards plan. The shares granted in 2009 vest one-third annually on their grant date, over a three year period. The shares granted in 2008 and prior years vest on the third anniversary of their grant date. Under the provisions of ASC Topic 718, the awards are accounted for as an equity-classified award and the fair value of the stock awarded is recorded as an expense on a straight-line basis over the vesting period. The compensation cost is included in salaries and benefits in the accompanying consolidated statements of operations. The Company recognized $15,072,404

(Continued)

and $9,049,154 for the years ended September 30, 2009 and 2008, respectively. The following table summarizes deferred share awards for the year ended September 30, 2009:

	Number of shares	Weighted average grant date fair value (per share)
Nonvested at October 1, 2008	4,060,221	3.60
Granted	12,692,700	2.06
Vested	(6,704,005)	3.02
Forfeited	(1,501,719)	3.75
Nonvested at September 30, 2009	8,547,197	2.15

At September 30, 2009, there was $18,383,440 of total unrecognized compensation cost related to nonvested share awards granted. That cost is expected to be recognized over a weighted average period of 1.6 years. The total fair value of shares fully vested during the years ended September 30, 2009 and 2008 was $7,972,310 and $0, respectively.

During the year ended September 30, 2008, the Parent charged the Company the full cost of the 6,496,260 shares of the Parent's stock previously acquired to cover the deferred share awards granted in 2008 and 2007. The Company recorded the $24,570,379 cost of the shares charged through the intercompany account as prepaid deferred share award and payable to Parent in the accompanying consolidated balance sheet. The prepaid cost has been reduced by the expense recognized to date for the awards. The Parent has not charged the Company for the full cost of the awards granted during the year ended September 30, 2009.

(10) Employee Benefit Plan

The Company has established a defined contribution 401(k) benefit plan for all eligible employees. Employees are eligible to participate in the plan on commencement of employment with the Company provided they have attained the age of 21. Employees with an age of 49 and under could defer salary to a maximum of $16,500 in 2009 and $15,500 in 2008 into the plan. Employees with an age of 50 and over could defer salary to a maximum of $22,000 and $20,500 for the years ended September 30, 2009 and 2008, respectively. The employer makes discretionary contributions at a rate of up to 15% of the employees' gross compensation, subject to the annual Internal Revenue Service maximum of $36,750 for 2009 and $34,500 for 2008. The Company contributed $4,125,136 and $2,576,389 to the plan for the years ended September 30, 2009 and 2008, respectively.

(11) Fees Derived from Major Clients

The Company's client base is concentrated in the United States and the United Kingdom. The revenues earned from each client vary from year to year. No client comprised 10% or more of the Company's total revenues during the years ended September 30, 2009 and 2008.

(Continued)

(12) Contingent Liability

The Company's line of credit is part of a group working capital facility secured by the Parent. The facility is supported by the Parent, the Company, and certain fellow subsidiary undertakings. As of September 30, 2009, the amount guaranteed by the Company under this arrangement was $2,585,414.

(13) Other Related-Party Transactions

The Company has been charged certain overhead fees from the Parent and other affiliated entities of $7,394,208 and $22,000,000 for the years ended September 30, 2009 and 2008, respectively, which are included in fees paid to affiliated companies in the accompanying consolidated statements of operations.

The Company receives advances on a periodic basis from the Parent to fund the Company's working capital needs. The advances totaled $50,571,219 and $32,956,213 for the years ended September 30, 2009 and 2008, respectively.

The outstanding balance of these advances and overhead charges was $12,676,133 and $62,104,914 at September 30, 2009 and 2008, respectively. There is no formal written agreement in place, and advances have no stated maturity date. Management of the Parent has represented that no repayments will be required on the outstanding balance payable to Parent through at least December 2010.

During the years ended September 30, 2009 and 2008, the Parent contributed to capital $100,000,000 and $60,000,000, respectively, of amounts previously due to the Parent.

The Company is party to subadvisory agreements with affiliated entities for investment management services. For the years ended September 30, 2009 and 2008, the Company earned revenue of $6,593,409 and $8,621,306, respectively, for providing subadvisory services to affiliates. Subadvisory fees paid to affiliates for the years ended September 30, 2009 and 2008 were $30,648,669 and $26,077,131, respectively, and these amounts are recorded as an offset to reported revenue in the accompanying consolidated statements of operations. Amounts due to/due from affiliates are presented as separate line items in the accompanying consolidated balance sheets.

SIPC-7T

(27-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

SIPC-7T

(27-REV 3/09)

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

ABERDEEN FUND DISTRIBUTORS INC.
1735 MARKET STREET
PHILADELPHIA, PA 19103

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

JAMES McDERMOTT (CONTROLLER) 215-405-2005

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 150.00

   B. Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) (0)

   ______________ Date Paid

   C. Assessment balance due 150.00

   D. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

   E. Total assessment balance and interest due (or overpayment carried forward) $ 150.00

   F. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as E above) $ 150.00

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ABERDEEN FUND DISTRIBUTORS INC.
(Name of Corporation, Partnership or other organization)

James McDermott
(Authorized Signature)

CHIEF FINANCIAL OFFICER
(Title)

Dated the 24 day of NOVEMBER, 20 09.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Sep 30, 20 09
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 2,458 603

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — 0

(2) Net loss from principal transactions in securities in trading accounts. — 0

(3) Net loss from principal transactions in commodities in trading accounts. — 0

(4) Interest and dividend expense deducted in determining item 2a. — 0

(5) Net loss from management of or participation in the underwriting or distribution of securities. — 0

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — 0

(7) Net loss from securities in investment accounts. — 0

Total additions — 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 2,458 603

(2) Revenues from commodity transactions. — 0

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 0

(4) Reimbursements for postage in connection with proxy solicitation. — 0

(5) Net gain from securities in investment accounts. — 0

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — 0

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — 0

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): — 0

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0

Enter the greater of line (i) or (ii) — 0

Total deductions — 2,458,603

2d. SIPC Net Operating Revenues — $ 0

2e. General Assessment @ .0025 — $ 0

(to page 1 but not less than $150 minimum)

SIPC-7T Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end April 30, 2009 thru December 31, 2009. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7T, pay the assessment, and should not be consolidated in your SIPC-7T.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) *Line 2a* For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers, or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) *Adjustments* The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) *Additions* Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) *Deductions* Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If amounts reported on line 2c(8) aggregate in excess of $100,000, documentation must accompany the form filed, such as copies of agreements or a representative prospectus that would reflect the statutory basis for the deduction.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount (but not less than the $150 minimum) in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the date the $150 assessment payment was made in January, February, or March 2009, if applicable.

(iv) Subtract line 2B from line 2A and enter the difference on line 2C. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2D.

(vi) Enter the total due on line 2E and the payment of the amount due on line 2F.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. *Interest on Assessments.* If all or any part of assessment payable under Section 4 of the Act has not been received within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue. If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to assessments due, interest at the rate of 20% per annum on the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

F. Securities and Exchange Commission Rule 17a-5(e)(4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000, to file a supplemental independent public accountants report covering this SIPC-7T no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return envelope.

From Section 16(9) of the Act:

The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:

The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):
Section 1(f):

The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:

For purpose of this article:

(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.

(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.

(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7T is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7T form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

ASE American Stock Exchange, LLC
CBOE Chicago Board Options Exchange, Incorporated
CHX Chicago Stock Exchange, Incorporated
FINRA Financial Industry Regulatory Authority
NYSE, Arca, Inc.
NASDAQ OMX PHLX
SIPC Securities Investor Protection Corporation